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UNITED STATES	OMB Number: 3235-0175
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FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: *

MONY America Variable Account K of MONY Life Insurance Company of America

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1290 Avenue of the Americas, New York, New York 10104

Telephone Number (including area code):

(212) 554-1234

Name and address of agent for service of process:

Dodie Kent, Vice President and Associate General Counsel

MONY LIFE INSURANCE COMPANY OF AMERICA

1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104

(212) 554-1234

Copies to:

CHRISTOPHER E. PALMER, ESQ.

GOODWIN PROCTER LLP

901 NEW YORK AVENUE, N.W

WASHINGTON, D.C. 20001

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES  ☒* *    NO  ☐

*	See footnote 1 to Item 1.
**	See Instructions 4(b) and 4(f).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1102 (12-01)

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940 the depositor of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of New York and state of New York on the 13th day of September, 2013.

	[SEAL]	Signature:	MONY America Variable Account K of MONY Life Insurance Company of America
(Name of Registrant)

		BY:	MONY Life Insurance Company of America
(Name of depositor)

		BY:	/s/ Kathleen DeCelie
Attest:	/s/ Dodie Kent		Kathleen DeCelie
	Dodie Kent		Vice President
Vice President and Associate General Counsel
	(Name and Title)		(Name and Title)